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                               July 6, 2021

       Michael Pollastro
       Chief Executive Officer
       Global Warming Solutions, Inc.
       28751 Rancho CA RD, Suite 100
       Temecula, CA 92590

                                                        Re: Global Warming
Solutions, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed June 21, 2021
                                                            File No. 000-53170

       Dear Mr. Pollastro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Form 10-12G Filed June 21, 2021

       Item 1. Business
       Business Strategy
       Industry Overview, page 6

   1. Please refer to your response to comment 1. Please confirm our understanding that your decision to divest and
discontinue all of your operations pertaining to CBD sales was made some time after
you issued the May 4, 2021 press release stating otherwise. In this regard, please also
confirm, if true, that Green Holistic Solutions, Inc. is not your
                                                        "Agricultural
Subsidiary" and that the issuance of 18 million shares in Green Holistic
                                                        Solutions, Inc. does
not represent a majority or controlling interest. In this regard, we note that Green Holistic
Solutions, Inc. has been formed by two of your significant
                                                        shareholders; please
provide related party disclosure in future filings.
 Michael Pollastro
Global Warming Solutions, Inc.
July 6, 2021
Page 2
Description of Business
Patents, Trademarks, Trade Secrets and Other Intellectual Property
Exclusive Rights License Technology, page 7

2. We re-issue comment 2 in part, as you have not revised your disclosure to clarify who holds the patent to the patented turbine technology and the terms of your licensing arrangement. In this regard, we note your press releases dated May 11 and 26, 2021 suggest that you are licensing this technology from Dr. Yuri Abramov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Pollastro
                                                           Division of
Corporation Finance
Comapany NameGlobal Warming Solutions, Inc.
                                                           Office of Trade &
Services
July 6, 2021 Page 2
cc:       Carl G. Hawkins, Esq.
FirstName LastName